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                          May 9, 2024

       Dania Echemendia
       President
       USA Opportunity Income One, Inc.
       404 Ave Constitucion #208
       San Juan, PR 00901

                                                        Re: USA Opportunity
Income One, Inc.
                                                            Post-Qualification
Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 7, 2024
                                                            File No. 024-11699

       Dear Dania Echemendia:

                                                         We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

       Risk Factors
       Risks Related to Our Company
       If the Company is unable to raise a significant percentage of the offering amount, page 24

   1. We note your response to prior comment 3. Please remove the second paragraph of the risk factor because it
contains mitigating language.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dania Echemendia
USA Opportunity Income One, Inc.
May 9, 2024
Page 2

       Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                        Sincerely,
FirstName LastNameDania Echemendia
                                                        Division of Corporation
Finance
Comapany NameUSA Opportunity Income One, Inc.
                                                        Office of Finance
May 9, 2024 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName